UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a)

(Amendment No. )1

Hawaiian Electric Company, Inc.

(Name of Issuer)

Cumulative Preferred Stock, Series H – 5.25%

(Title of Class of Securities)

419866843

(CUSIP Number)

Kevin Barnes

1135 Makawao Avenue, #235

Makawao, HI 96768

1.808.400.8889

www.BrightFuture4HECOPreferred.com

Andrew K. Glenn

Glenn Agre Bergman & Fuentes LLP

1185 Avenue of the Americas, 22nd Floor

New York, NY 10036

1.212.970.1600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 16, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

Kevin Barnes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR	☐
2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		15,699
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		- 0 -
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		15,699
	10	SHARED DISPOSITIVE POWER

		- 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%
14	TYPE OF REPORTING PERSON: IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Hawaiian Electric Company, Inc., a Hawaii corporation (the “Issuer”) Series H 5.25% Cumulative Preferred Stock, which were originally issued on or about October 30, 1960 (the “Preferred Shares”) (Ticker: HAWLM). The address of the principal executive office of the Issuer is 1099 Alakea Street, Suite 2200, Honolulu, Hawaii 96813.

Item 2.	Identity and Background.

(a) This statement is filed by Kevin Barnes with respect to the Preferred Shares directly and/or beneficially owned by him.

(b) The principal business address of the Reporting Person is 1135 Makawao Avenue, #235, Makawao, HI 96768.

(c) The Reporting Person, has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Kevin Barnes is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Preferred Shares owned by Kevin Barnes were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,200 Preferred Shares purchased within the last 60 days by Kevin Barnes is approximately $45,999 including brokerage commissions.

Item 4.	Purpose of Transaction.

The tragic Lāhainā wildfire on the afternoon of 08/08/23 was an unprecedented human, community, and ecological disaster. While the investigation into the root causes of the wildfire and its devastation is ongoing by various federal, state, and local government agencies, the Reporting Person would like to express their deepest condolences to the families, friends, and communities affected by this tragedy and its aftermath. In addition, the rolling electricity blackouts throughout the island of Oahu on the evening of 01/08/24, purportedly related to cloudy and/or rainy meteorological conditions, raises further questions regarding the Issuer’s transmission network resilience, generation capacity planning, fuel source planning, systems engineering, asset maintenance regimes, and weather contingency arrangements.

At this time, the Reporting Person believes that after the Lāhainā tragedy in August 2023 and the rolling blackouts in Oahu earlier this month, the Issuer’s current Board of Directors (the “Board”) has a kuleana, or a responsibility, on behalf of all stakeholders to undertake a meaningfully refreshment of its current membership with new independent directors who possess the enhanced skillsets necessary to move the enterprise forward. In the Reporting Person’s view, this refreshment shall occur promptly with preferred shareholder input and well prior to the Issuer’s next annual meeting. In addition, the Reporting Person demands the Issuer immediately cease any value dilutive actions including, but not limited to: upstreaming common stock dividends to Hawaiian Electric Industries, engaging in any financings outside of normal course cash management, executing any litigation or regulatory settlement agreements, or commencing any other balance sheet maneuvers and/or securitizations, until current stakeholders have had an opportunity to provide their input on the size and composition of the go-forward Board. Notably, upon certain defaults in preferred dividend payments, holders of the Preferred Shares have the voting right to elect the majority of the directors seated on the Board.1 The Reporting Person looks forward to the next chapter of Hawaiian Electric’s cornerstone role within the community and is ready to engage directly with the Board to assist in the refreshment process.

The Reporting Person purchased the Issuer’s Preferred Shares based on the Reporting Person’s belief that the Preferred Shares, when purchased, were under-priced and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities that may become available to the Reporting Person, and/or the availability of Preferred Shares at prices that would make the purchase or sale of Preferred Shares desirable, the Reporting Person may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Preferred Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable. Depending on various factors including, without limitation, the Issuer’s financial position and balance sheet strategy, the price levels of the Preferred Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as he or it solely deems appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with fellow stakeholders of the Issuer or third parties including potential acquirers and service providers about the Issuer and the Reporting Person’s investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, liability management, ownership structure, a monetization of any or all assets or subsidiaries, Board structure (including Board composition) or operations of the Issuer, purchasing additional Preferred Shares, selling some or all of their Preferred Shares, engaging in hedging or similar derivative transactions with respect to the Issuer’s securities, or changing their intention with respect to any and all matters referred to in this Item 4.

[1]	Hawaiian Electric Company, Inc., New Heco Inc., and Hawaiian Electric Industries, Inc. Agreement and Plan of Merger, dated 07/01/1983, last accessed 01/25/24 and available via: https://hbe.ehawaii.gov/documents/business.html?fileNumber=175D1&view=documents

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Preferred Shares reported owned by each person named herein is based upon 250,000 Preferred Shares outstanding as of September 30, 2023 per the Issuer’s Form 10-Q filed on 11/13/23.

Kevin Barnes

(a)	As of the date hereof, Kevin Barnes beneficially owns 15,699 Preferred Shares.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 15,699

2.	Shared power to vote or direct vote: 0

3.	Sole power to dispose or direct the disposition: 15,699

4.	Shared power to dispose or direct the disposition: 0

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Person is, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. The Reporting Person disclaims beneficial ownership of the Preferred Shares that he or it does not directly own.

(c)	Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Person during the past 60 days. All of such transactions were effected in the open market unless otherwise noted therein.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Preferred Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Person, or between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Schedule A: Kevin Barnes Transactions in the Hawaiian Electric Company, Inc. Cumulative Preferred Stock, Series H – 5.25% During the Past Sixty (60) Days

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2024

/s/ Kevin Barnes
Kevin Barnes

SCHEDULE A

Kevin Barnes Transactions in the Hawaiian Electric Company, Inc.
Cumulative Preferred Stock, Series H – 5.25% During the Past Sixty (60) Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share, $	Date of Purchase/Sale
Purchase of Preferred Stock	1,900	$13.59	01/16/2024
Purchase of Preferred Stock	600	13.75	01/17/2024
Purchase of Preferred Stock	700	17.00	01/19/2024